UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM ACHIEVES MAN-FIRING MILESTONE
3 Shot Grenade Launcher Certified for Safe Man Firing
Brisbane, Australia – February 4th, 2008: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Defence technology specialist Metal Storm Ltd has achieved a major milestone by successfully certifying its semi-automatic 3GL grenade launcher for safe man-firing.
Following extensive testing and successful certification, several 3 round semi-automatic volleys were man-fired at an outdoor range in Queensland. It was the first stacked-round shoulder firing of a certified grenade launcher from the Brisbane-based weapons developer.
Metal Storm CEO, Dr Lee Finniear said the 3GL man-firing in Brisbane was the culmination of a lengthy process to move from initial research prototypes to a safe, certified, shoulder-fired weapon.
“This is a crucially important demonstration for us as part of the detailed process of developing the 3GL for production and sale.”

“Up until now we have carried out our testing from the safety of a test firing bench. Today we completed a series of live shoulder-fire trials to demonstrate that the 3GL grenade launcher has been successfully certified safe to man-fire,” Dr Finniear said.
The 3GL three-shot grenade launcher is a world first, being the only 40mm launcher which is light and compact enough to attach as an accessory to an assault rifle, while also providing a three-shot, semi-automatic firing capability.
The 3GL effectively trebles the reactive grenade firepower of an infantry squad, making it a competitive alternative to improve the effectiveness of ground troops worldwide.
Dr Finniear said 30 rounds of stacked non-explosive 40mm ammunition were shoulder-fired during the Brisbane tests, with high speed and conventional cameras recording the event for engineering analysis purposes. Video footage will soon be made available by Metal Storm.
He said Metal Storm aims to commence production of the 3GL in 2010.
“With the certification of the 3GL for safe man-firing behind us, we can now demonstrate the weapon to military forces,” Dr Finniear said.
“Soon, with the completion of the high explosive dual purpose (HEDP) ammunition qualification that is currently in process, we will be able to demonstrate the man-firing of both training practice and high explosive ammunition which will further expedite the sales process.
“The 3GL has matured rapidly by weapons development standards, with the design of the first stand-alone 3GL prototypes commencing less than three years ago.
“We have fired thousands of rounds over the past two years and performed a range of environmental, electromagnetic, shock and ballistics testing to certify the weapon for man-firing”
“Our next engineering step with 3GL is to complete the detailed ruggedizing of the weapon to qualify it for full military trials, while in parallel conducting a series of live fire demonstrations for military customers.”
Military evaluation company Nova Defence has independently reviewed the 3GL and reported that with appropriate planning and support Metal Storm’s objectives for the weapon were “entirely achievable”.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3Z
Final Director’s Interest Notice
Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity Metal Storm Limited
ABN 99 064 270 007
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Peter David Jonson

Date of last notice	30 May 2008

Date that director ceased to be director	16 February 2009
Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice
Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Director and shareholder of PEJ Nominees Pty Ltd ATF Jonson Family Trust	680,000 fully paid Ordinary Shares
Part 3 — Director’s interests in contracts

Detail of contract	N.A.

Nature of interest

Name of registered holder
(if issued securities)

No. and class of securities to which interest relates

+	See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002

METAL STORM DIRECTOR RETIRES
Brisbane, Australia – 16 February 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited today announced that Dr. Peter Jonson will retire as a director of the company, effective immediately, due to demands from both public and private sector commitments.
Dr Jonson was appointed a Director of Metal Storm in February 2006.
In his resignation letter Dr Jonson advises that he regrets the need to resign but he has a responsibility which requires his urgent, undivided attention. Specifically he serves as Chairman of the Federal Government’s Committee for Cooperative Research Centres which controls and monitors the funding of 49 cooperative research centres (CRC) nationwide. With a new CRC funding round requiring peak input in coming months, he has an exceptional increase in workload and needs to reduce other commitments.
“As a result of these pressing demands, Dr Jonson has made the difficult decision to withdraw from certain commitments, including as a director of Metal Storm,” Dr Finniear said. “The Company has been fortunate for his input and dedication to the task of commercialising the technology and the skills he has brought in that respect. Dr Jonson is positive and enthusiastic about Metal Storm’s progress towards commercial production of its weapons systems. We know Peter will expect to see his work with us lead to a successful application of the technology and we intend to meet his expectation in due course.”
Dr Jonson said today: “Metal Storm has made great progress and now has a real prospect of getting its revolutionary weapons technology into the field. I have been pleased to be able to help with this progress.”
Chairman Terry O’Dwyer thanked Dr Jonson saying: “His contribution to Metal Storm over the past three years had been significant and the Company and Board wish him the very best for his future endeavours.”
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:

Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely nonmechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: February 16, 2009	By:	/s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary